April 3, 2020

Frances Toneguzzo
Chief Executive Officer
Vicapsys Life Sciences
1735 Buford Highway
Ste. 215-113
Cumming, GA 30041

       Re: Vicapsys Life Sciences, Inc.
           Registration Statement on Form 10-12G
           Filed on February 12, 2020
           File No. 000-56145

Dear Ms. Toneguzzo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences